FILE NO 1-9945

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December 2006

National Australia Bank Limited

ACN 004 044 937

(Registrant’s Name)

Level 24

500 Bourke Street

MELBOURNE VICTORIA 3000

AUSTRALIA

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

“This Report on Form 6-K shall be deemed to be incorporated by reference in the prospectus included in the Registration Statement on Form F-3 (No. 333-6632) of National Australia Bank Limited and to be part thereof from the date on which this Report, is filed, to the extent not superseded by documents or reports subsequently filed or furnished.”

Appendix 3E

Daily share buy-back notice

(except minimum holding buy-back and

selective buy-back)

Information and documents given to ASX become ASX’s property and may be made public.

Name of entity	ABN

National Australia Bank Limited	12 004 044 937

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On market

2	Date Appendix 3C was given to ASX	3 November 2006

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day

3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	2,802,656	380,000

4	Total consideration paid or payable for the shares	$108,519,116.66	$14,723,442.00

		Before previous day	Previous day

5	If buy-back is an on-market buy-back	highest price paid: $39.22 date: 30 -Nov 06 lowest price paid: $37.87 date: 29 Nov 06	highest price paid: $39.00 lowest price paid: $38.58 highest price allowed under rule 7.33: $40.60

Participation by directors

6	Deleted 30/9/2001.

How many shares may still be bought back?

7	If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	Up to a maximum total consideration of A$376,757,441.34

Compliance statement

1.                                               The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2.                                               There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here:	Date: 11 Dec 06

Print name:

Group Corporate Affairs
500 Bourke Street, Melbourne
Victoria 3000
Australia

www.nabgroup.com

ABN 12 004 044 937

ASX Announcement

Monday, 11 December 2006

National Australia Bank applies to cancel LSE listing

National Australia Bank Limited (NAB) has made an application to cancel its listing on the London Stock Exchange (LSE) with effect from 17 January 2007.

NAB Group’s Chief Executive Officer John Stewart said that de-listing from the LSE is another step in the Group’s ongoing streamlining of operations and would have no impact on the National’s business in the UK.

“We are fully committed to our staff, customers, shareholders and communities in the UK, and we look forward to continuing to grow our business in the region.

“However, with increasing globalisation it is no longer necessary to maintain a separate listing for UK trading of NAB shares,” Mr Stewart said.

As at 16 November 2006 (the record date for payment of dividends), the UK Register showed 13,497 shareholders holding a total of 6.7 million ordinary shares. The UK Register will not be affected by the de-listing.

For further information:

Brandon Phillips Group Manager, External Relations T 03 8641 3857 M 0419 369 058	Hany Messieh Head of Investor Relations T 03 8641 2312 M 0414 446 876

Felicity Glennie-Holmes Senior Manager, External Relations T 03 8641 3627 M 0412 673 038	Lyndal Kennedy, Manager, Investor Relations T 03 8641 0011 M 0400 983 038

SIGNATURE PAGE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL AUSTRALIA BANK LIMITED

	Signature:	/s/ Brendan T Case
Date: •11 December 2006	Name: Brendan T Case
Title: Associate Company Secretary